Filed pursuant to Rule 424(b)(5)

Registration No. 333- 271913

PROSPECTUS SUPPLEMENT

(To prospectus dated May 15, 2023)

Up to $14,900,000 Common Shares

This prospectus supplement updates and amends certain information contained in the prospectus supplement dated May 15, 2023 to the prospectus dated May 15, 2023 (collectively, the “Prospectus”), relating to the offer and sale of shares of our common stock through H.C. Wainwright & Co., LLC (the “Agent”) as agent in “at the market” offerings as defined in Rule 415 under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with the Agents dated as of November 29, 2019, as amended (the “Sales Agreement”).

This prospectus supplement should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus, except to the extent that the information presented herein supersedes the information contained in the Prospectus. This prospectus supplement is not complete without, and may only be delivered or used in connection with, the Prospectus, including any amendments or supplements thereto.

Our common shares are traded on The NYSE American LLC (“NYSE American”) under the symbol “GORO.” On April 2, 2024, the last reported sale price of our common shares on the NYSE American was $0.51 per common share.

Under the Prospectus, we initially registered up to $75,000,000 of our common stock, par value $0.001 per share, for offer and sale pursuant to the Sales Agreement, not inclusive of amounts previously sold. From June 9, 2023 through the date of this prospectus supplement, we have sold an aggregate of 195,872 shares of common stock for an aggregate gross purchase price of approximately $88,570 under the Prospectus. As of the date of this prospectus supplement, we are decreasing the amount of common stock that we are offering pursuant to the Sales Agreement, such that we are offering up to an aggregate of $14,900,000 of our common stock for sale under the Sales Agreement from and after the date hereof, not including the shares of common stock previously sold.

As of the date of this prospectus supplement, the aggregate market value of our common stock held by our non-affiliates pursuant to General Instruction I.B.6 of Form S-3 (our “public float”) was approximately $45.2 million, based on 88,790,474 shares of outstanding common stock held by non-affiliates as of such date and a price of $0.51 per share, which was the last reported sale price of our common stock on the NYSE American on April 2, 2024. We have not sold any securities under the Prospectus pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar-month period that ends on and includes the date of this prospectus supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a registered offering with a value exceeding more than one-third of our public float in any 12-calendar-month period so long as our public float remains below $75.0 million.

Investing in our common shares involves significant risks. Before buying common shares, you should carefully consider the risks described under the caption “Risk Factors” in the documents incorporated by reference into this prospectus supplement.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is April 3, 2024.